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October 10, 2005	OUR FILE NO. 348395-13

Via FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:          Mr. Brad Skinner

Accounting Branch Chief

Re:                             Unify Corporation
Form 10-K for the Fiscal Year Ended April 30, 2005
Filed July 28, 2005
Form 8-K
Filed September 1, 2005
File No. 1-11807

Ladies and Gentlemen:

We are writing on behalf of our client, Unify Corporation (the “Company”), in response to the letter of comments from Brad Skinner, Accounting Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) to the Company dated September 20, 2005.

The numbered paragraphs below restate the numbered paragraphs in the Commission’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Commission’s comment.  All factual information contained herein relating to the Company and its operations have been provided to us by the Company.

Form 10-K for the Fiscal Year Ended April 30, 2005

Item 7, MD&A of Financial Condition and results of Operations

1.                                  You disclose on page 11 that in fiscal year 2005 you derived 65 percent of your revenues from international customers.  Please tell us whether the impact of the foreign exchange rate fluctuations has been material to you.  If so, tell us how you have considered the

Serving clients globally

requirements of SEC Release No. 33-6835, Section III.D in identifying and quantifying such impact.

Unify does not believe the impact of foreign exchange rate fluctuations were material in fiscal year 2005.  The impact of the foreign exchange rate fluctuations reflected in the Company’s fiscal 2005 Statement of Operations was an expense totaling $3,300.  This compares to a net loss in fiscal year 2005 of $2.36 million.

Unify mitigates the impact of foreign exchange rates by billing international customers in U.S. dollars, when possible.  While the Company derived 65% of its fiscal 2005 revenues from international customers, only 48% of its fiscal 2005 revenues where billed in foreign currencies.  Additionally, Unify mitigates the impact of foreign exchange rates by collecting its trade receivables in a timely manner.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

2.                                  You disclose on page 24 that you incurred approximately $1.1 million of restructuring costs in fiscal year 2005.  Please tell us how you considered the disclosure requirements of paragraph 20 of SFAS 146 with respect to these restructuring activities.

In accordance with Item 303 (a)(3) of Regulation S-K, the Company’s intent in specifically discussing the $1.1 million of future expense reductions was to make the readers of its annual filing aware that selling, general and administrative expenses for fiscal year 2005 contained certain costs that would not be expected to recur in subsequent years. The $1.1 million in fiscal 2005 expenses that would not recur in future years represent one-time expenses, such as severance costs or legal and accounting costs, or substantial reductions in the Company’s ongoing operating expenses because of eliminated staff position salary and benefit costs and reduced operating costs relating to rent, professional services etc.

The Company considered the requirements of SFAS 146 relative to activities listed above including the sale or termination of a line of business, the closure of business activities in any location, the relocation of business activities from one location to another, changes in management structure, or a fundamental reorganization that affects the nature and focus of the Company’s activities.  Of the $1.1 million fiscal 2005 expenses discussed on page 24, the Company concluded that only the changes to its UK operation met the restructuring requirements of SFAS 146 as a result of a change to the UK’s income tax structure, relocation to a smaller office and the transfer of management responsibilities to its French office, although there were no fundamental changes to the UK operation as all lines of business continue to exist and all UK based customers continue to be sold products and services.  The total costs related to the changes to the Company’s UK operations that are considered restructuring costs as defined by SFAS 146 are $193,000 comprised of severance costs of $43,000 related to the elimination of three UK positions and legal and accounting costs of $150,000 to convert the UK subsidiary into a branch office for income tax purposes.  All of the restructuring costs were paid during fiscal 2005 except for $46,000 of legal and accounting costs which were accrued as of year end.  For fiscal 2005, the Company’s total operating expenses were $12 million as compared to $193,000 in restructuring costs. The Company does not believe the $193,000 of restructuring costs were material to the Company’s overall financial statements and therefore, a disclosure for SFAS 146 was not included in the Company’s fiscal 2005 financial statements.

The remainder of the $1.1 million reduction in future costs related primarily to salary and benefit costs resulting from the Company’s reduction in force activities and other operational costs savings and these items are not restructuring costs under SFAS 146.  All reduction in force activities were paid during fiscal 2005 except for $57,000 of accrued severance that was paid in the first quarter of 2006.

Note 1.  The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 42

3.                                  You disclose on page 3 that you provide professional services for customization of the NavRisk application.  Explain to us the nature of these “customization” services.  Also, tell us whether you have concluded that these services qualify for separate accounting.  As part of your response, tell us how you have applied the guidance of SOP 97-2, paragraphs 7, 65 and 74 in your accounting for arrangements that include “customization” services.

NavRisk is a policy administration and underwriting software application that automates labor-intensive processes, streamlines access to information, and integrates and automates the delivery of information for insurance pools, policy administrators and insurance brokers. The primary market for the NavRisk product currently is insurance risk pools comprised of municipalities, school districts, counties, water districts or other governmental entities that align themselves together to purchase insurance.  The Company acquired the NavRisk product as part of its acquisition of Acuitrek, Inc. in Q4 of fiscal 2005.

The customization discussed on page 3 of the Company’s Form 10K relates to the Company’s ability to customize the NavRisk software application to meet the unique needs of a customer. The amount of customization can vary widely from customer to customer depending on the magnitude of the customer’s unique user requirements. Customization services are typically undertaken to add new specific functionality that is requested by the customer or to create special reports for the customer.  Customization services are typically billed at an hourly rate on a time and material basis.  In addition, the NavRisk application is configured uniquely for each customer depending on the customer’s specific premium rating requirements.  This configuration process can range from a few weeks up to three months of work.  As this configuration process is often critical to a customer’s satisfaction with the NavRisk application, the Company concluded the revenue should be deferred until the customer had accepted the NavRisk application.

From the Acuitrek acquisition on February 2, 2005 through the end of fiscal 2005, the NavRisk application was being installed at only one customer for which no revenue was recognized and the estimated costs to complete this in-process contract were accrued as part of the Acuitrek acquisition accounting.  For all of fiscal 2005, the Company recognized only $14,000 of NavRisk revenue which was a maintenance renewal from an existing Acuitrek customer.

As the Company has learned more about the newly acquired NavRisk product line and the first NavRisk installation was nearing completion, the Company concluded that the NavRisk application revenue should be accounted for under the Contract Accounting provisions of ARB 45 and SOP 81-1 since significant configuration is required and today, the configuration activities are essential to the functionality of the software. The Company has concluded that using the completed-contract method is most appropriate as the Company has limited experience determining the accuracy of progress-to-completion estimates for installation hours and project milestones.  Beginning with the second quarter of fiscal 2006, the Company will be using the completed-contract method and will update its revenue recognition disclosures in future quarterly and annual filings.

In light of this change in the Company’s revenue recognition for certain new NavRisk project installations, the Company reviewed the reported results of the first quarter of fiscal 2006.  During the first quarter, the Company was working on one new project installation that should have been accounted for under the completed-contract method.  As the project was not completed during the first quarter of fiscal 2006, the Company recorded no revenue.  However, since the Company was not following the completed-contract accounting method during the first quarter, the Company should have deferred the installation costs incurred for this project.  Since the project was still in the requirements gathering phase with only one part-time resource assigned, the Company has concluded the cost deferral that should have been recorded in the first quarter was $13,000 which was not material to the Company’s overall quarterly financial statements.

4.                                  You disclose on page 11 that 51 percent of your fiscal 2005 revenue was derived from indirect sales channels.  Please describe for us the material terms of your indirect sales arrangements.  Also, tell us how you recognize revenue for indirect sales.  Identify and describe the material terms of any contingencies such as rights of return, stock rotation rights, price protection, conditions of acceptance, warranties, etc. associated with indirect channel sales.  Describe how these contingencies affect revenue recognition.

The Company’s indirect sales channels represent two types of customers, Independent Software Vendors (“ISVs”) and Master Distributors (“Distributors”) that operate in territories around the world where the Company does not maintain a direct sales force.  The Company recognizes software license and maintenance revenue when the requirements of SOP 97-2 have been met which typically are upon the shipment of the software product.

The Company’s indirect sales contracts do not include any of the contractual rights regarding rights of return, stock rotation, price protection, special acceptance or warranty provisions that are typically found in reseller and traditional distributor contracts.  The majority of the Company’s indirect sales partners do not order and buy software from the Company until the indirect sales partner has received an order from their customer.

5.                                  You disclose on page 21 that you recognize revenue when a non-cancelable license agreement has been signed or “other persuasive evidence” of an arrangement exists.  Please identify the forms of evidence of an arrangement that you consider as “other persuasive evidence” and describe the different customary practices, if any, with respect to evidencing an arrangement for specific customers or various classes of customers.  In this regard tell us now you considered the requirements of paragraph 15 of SOP 97-2.

In accordance with SOP 97-2 paragraph 15 the Company has an established revenue recognition policy that defines the requirements necessary to recognize revenue. For small license purchases of less than $10,000 the Company’s customary practice is to consider acceptable other persuasive evidence to be any one of the following:

•                  A customer purchase order

•                  A customer purchase requisition

•                  A Unify sales quotation signed by an Officer of the customer

For orders of $10,000 or more the Company’s customary practice is to require a signed license agreement before revenue can be recognized.

6.                                      You disclose on page 3 that you sell the NavRisk software license under a three year term plus “mandatory maintenance.”  Please clarify for us “mandatory maintenance” refers to.  As part of your response, describe the material terms and conditions of your “mandatory maintenance” agreements.  Additionally, for arrangements that include “mandatory maintenance,” tell us how you recognize revenue related to both the “mandatory maintenance” and the underlying software license.

The disclosure on page 3 relative to mandatory maintenance describes one of the concepts used in the NavRisk contracts the Company inherited as part of its acquisition of Acuitrek, Inc. in the fourth quarter of fiscal 2005.  The term “mandatory maintenance” generally means the Acuitrek contracts required the NavRisk customers to commit contractually to annual maintenance over a set number of years.  The material terms of the mandatory maintenance agreement include normal Post Customer Support (PCS) services including access to telephone support and software maintenance services including patches, fixes and minor updates, and do not include any additional or new software products or version upgrades.

During the remainder of the Company’s fiscal year 2005, the Company entered into only one new NavRisk contract following its acquisition of Acuitrek. That contract provides a license to use the software for up to a five year term, but enables the customer to terminate the contract on an annual basis. Revenue for this contract is being recognized under the completed-contract method in accordance with ARB No. 45.  At the completion of the software installation, the annual maintenance amount will be billed and recorded as deferred revenue and recognized as service revenues ratably over a 12 month period.  If the customer does not terminate the contract at the end of the first year, the subsequent year’s annual maintenance will be billed to the customer and recorded as deferred revenue and recognized as service revenues ratably over a 12 month period. Maintenance in subsequent years will be handled in the same manner.

7.                                  We note that you sell the NavRisk software under a term license.  Please tell us whether you sell NavRisk or any other software product under perpetual licenses.  If so, separately describe for us your revenue recognition policies related to sales of software under term and perpetual licenses.

The Company sells the NavRisk software under both term licenses and perpetual licenses.  The term licenses allow the customer to use the NavRisk software for a fixed period of time and at the conclusion of the term, the Customer must cease using the software or purchase a new term license.  The Customer does not receive any additional software during the license term.  Perpetual licenses allow the customer to use the NavRisk software indefinitely with no required license renewals.  Subsequent license fees are collected from the customer if they purchase a NavRisk upgrade and pay an upgrade license fee.

As previously discussed, the license fee revenue recognition method for NavRisk term and perpetual licenses are dependent upon the required software modification or customization of each project.  For those with significant required customization, the Company will follow the completed- contract accounting method.  For those projects with little customization, if any, the Company will follow the requirements of SOP 97-2.  As soon as the specific requirements of the appropriate revenue recognition method have been met, the Company will recognize the revenue in that period.  Maintenance is billed annually and recorded as deferred revenue and recognized as service revenues ratably over a 12 month period.

The rest of the Company’s products are sold by the Unify Business Solutions (UBS) division and are sold with a perpetual license only.  As these products do not require any modification or customization, the Company recognizes revenue in conformity with the requirements of SOP 97-2.  Maintenance is billed annually and recorded as deferred revenue and recognized as service revenues ratably over a 12 month period.

Form 8-K filed September 1, 2005

8.                                  Revise your disclosures in the press release to eliminate all references to “pro forma” operating profit, “pro forma” income and “pro forma” results.  The information you have presented throughout the press release should be referred to as “non-GAAP” and not

“pro forma.”  Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than our presentation.  Refer to Regulation S-K, Item 10(e)(ii)(E).

Concurrently with this letter the Company will file an amended Form 8-K which includes a revised press release that eliminates all references to “pro forma” and where appropriate, has replaced this with “non-GAAP”.

9.                                  We note that the non-GAAP measure you have presented excludes recurring cost items but includes revenue generated directly from these cost items.  Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.  Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Ensure that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

The excluded recurring cost items are entirely related to the Company’s acquisition of Acuitrek, Inc in February of 2005 and include the amortization of intangibles recorded as a part of the Acuitrek acquisition and the performance earn-out payments to the selling shareholders of Acuitrek. The Company believes the reader of its financial statements is interested in the on-going operational results of the Company, exclusive of the on-going costs of the Company’s Acuitrek acquisition.  In the Non-GAAP presentation, the Company has added back the two excluded items to the Company’s financial results to report the Company’s financial results from on-going operations.  In addition, the majority of the excluded cost items are non-cash expenses and do not reflect the cost and financial performance of the Company’s on-going operations.

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Kevin A. Coyle
Kevin A. Coyle
Attorney
kevin.coyle@dlapiper.com

Admitted to practice in California and New York

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